NOTICE OF CHANGE IN CORPORATE STRUCTURE

Pursuant to Section 4.9 of National Instrument 51-102

Continuous Disclosure Requirements

1. Names of the parties to the transaction.

FSD Pharma Inc. (formerly Century Financial Capital Group Inc., the "Company") FV Pharma Inc. ("FV Pharma")

2. Description of the transaction.

The Company closed its previously announced acquisition of 100% of the issued and outstanding securities of FV Pharma by way of a "three-cornered" statutory amalgamation of FV Pharma and a wholly-owned subsidiary of the Company (the "Acquisition"). The Company will carry on the business of FV Pharma as a licensed producer of marijuana under the Access to Cannabis for Medical Purposes Regulations, following completion of the Acquisition.

In connection with the closing of the Acquisition, the net proceeds of the Company's previously announced private placement of subscription receipts (the "Subscription Receipts") in support of the Acquisition have been released to the Company from escrow. Immediately prior to the closing of the Acquisition, the Company amended its articles to

(i) amend and designate the common shares of the Company (the "Century Common Shares") as Class B subordinate voting shares (the "FSD Class B Shares"); and (ii) create a new class of Class A multiple voting shares (the "FSD Class A Shares") and changed its name from "Century Financial Capital Group Inc." to "FSD Pharma Inc.".

The Company issued: (i) 808,131,081 FSD Class B Shares to the holders of Class B non- voting shares of FV Pharma; and (ii) 15,000 FSD Class A Shares to the holders of Class A common voting shares of FV Pharma. Additionally, the Company issued 108,461,416 FSD Class B Shares to the holders of Century Common Shares, 371,159,913 FSD Class B Shares to the holders of the Subscription Receipts (and 31,848,048 Class B Shares to the agent of the holders of the Subscription Receipts) for $29,862,645 in net proceeds from the Subscription Receipt private placement financing. Accordingly, excluding the Class B Shares issued on conversion of the Subscription Receipts, approximately 11.43% of the FSD Class B Shares are held by former shareholders of Century and approximately 88.57% of the FSD Class B Shares and all of the FSD Class A Shares are held by former shareholders of FV Pharma.

Following completion of the transaction, the FSD Class B Shares will be listed for trading on the Canadian Securities Exchange on or about May 29, 2018.

For additional information, please see the Company's Listing Statement which will filed under the Company's profile on SEDAR at www.sedar.com on or about May 29, 2018.

For the jurisdictions where the Company is a reporting issuer, the Acquisition constitutes a reverse takeover pursuant to Canadian securities legislation (as defined in National Instrument 14-101 – Definitions).

3. Effective date of the transaction. May 23, 2018.

4. Name of each party, if any, that ceased to be a reporting issuer after the transaction and of each continuing entity.

N/A

5. Date of the reporting issuer's first financial year-end subsequent to the transaction. December 31, 2018.

6. Periods, including comparative periods, if any, of the interim and annual financial statements required to be filed for the company's first financial year subsequent to the transaction.

The Company will be required to file reverse takeover acquirer interim financial statements of FV Pharma for the period ending March 30, 2018.

The Company will be required to file interim combined financial statements for: (i) the six month period ending June 30, 2018, including comparative information for the period ending June 30, 2017; and (ii) the nine month period ending September 30, 2018, including comparative information for the period ending September 30, 2017.

The Company will be required to file annual financial statements for the period ending December 31, 2018, including comparative information for the period ending December 31, 2017.

7. Documents filed that describe the transaction and where those documents can be found in electronic format.

The following documents describing the Acquisition and subscription receipt offering were filed on SEDAR and are available under the Company's issuer profile at www.sedar.com:

• The Company's Management's Discussion and Analysis – Quarterly Highlights for the three and six months ended February 28, 2018 dated April 26, 2018;

• Agency agreement dated March 9, 2018 between FV Pharma, First Republic Capital Corporation and the Company;

• Business combination agreement dated March 9, 2018 between FV Pharma and the Company;

• News releases dated April 3, 2018 and March 13, 2018; and

• Material change report dated March 15, 2018.

DATED May 25, 2018.